SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Consolidates Fleet Renewal and Revenue Grows by 14.1%

São Paulo, August 9, 2010–  GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces today its results for the second quarter of 2010 (2Q10). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the second quarter of 2009 (2Q09) and the first quarter of 2010 (1Q10).

Highlights

        GOL’s net revenue totaled R$1,590.9mm in 2Q10, 14.1% above the R$1,394.0mm recorded in 2Q09, mainly driven by the 16.6% year-over-year increase in passenger traffic on its route network. Compared to 1Q10, revenue fell by 8.0%, chiefly due to seasonality, given that most of the first quarter falls in the peak summer season.

        Operating costs and expenses came to R$1,533.6mm, 0.3% increase on 1Q10 and 17.6% up on 2Q09, primarily due to maintenance expenses of around R$37mm associated with the renovation of the fleet. In the second quarter, five B737-300 aircraft were returned and four B767-300s were reactivated for long-haul charter operations and sub-leasings.

        Operating income (EBIT) stood at R$57.3mm, 36.3% down on 2Q09, and 70.1% versus 1Q10, with a margin of 3.6%, chiefly due to maintenance expenses. Excluding the non-recurring impact of these expenses, operating income came to R$94mm, with a 5.9% margin. In relation to 1Q10, EBIT fell by 70.1% and the operating margin narrowed by 7.5 p.p.

        In April 2010, the Company announced a new code-share agreement with Delta Air Lines, which allows passengers to accumulate miles on all flights operated by the two companies. As a result, the “GOL Alliance” now includes five major international airlines: American Airlines, AirFrance/KLM, Delta Air Lines, Iberia and AeroMexico.

         During the second quarter, GOL announced two new Caribbean destinations: Bridgetown, on the island of Barbados, and Saint Maarten, in the Netherlands Antilles, being the only Brazilian carrier to fly to these destinations. Currently, GOL flies to six destinations in the Caribbean region: Aruba, Barbados, Curaçao, Panamá, Punta Cana and Saint Maarten.

IR Contacts

Leonardo Pereira
Chief Financial Officer and
IR Director

Rodrigo Alves
Raquel Kim
Mario Liao
Investor Relations
ri@golnaweb.com.br
www.voegol.com.br/ir

+55 (11) 2128-4700

Conference Calls
Tuesday
August 10, 2010
Portuguese
12:00 a.m. (Brazil)
11:00 a.m. (US EST)
Phone: +55 (11) 2188-0155
Replay: +55(11) 2188-0155
Code: GOL

Live webcast:
www.voegol.com.br/ir

English
10:00 a.m. (Brazil)
9:00 a.m. (US EST)
Phone: +1 (412) 858-4600
(other countries) or +1 (800) 860-2442 (USA)
Code: GOL
Replay: +1 (412) 317-0088 (other countries) or +1 (877) 344-7529 (USA)
Code: 442791#1
Live webcast:
www.voegol.com.br/ir

Highlights (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Net Revenue	1,590.9	1,394.0	14.1%	1,729.8	-8.0%
Operating Costs and Expenses	(1,533.6)	(1,304.1)	17.6%	(1,538.4)	-0.3%
Operating Income	57.3	89.9	-36.3%	191.4	-70.1%
Operating Margin	3.6%	6.5%	-2.9 pp	11.1%	-7.5 pp
EBITDAR	274.2	258.8	5.9%	405.0	-32.3%
EBITDAR Margin	17.2%	18.6%	-1.3 pp	23.4%	-6.2 pp
Net Income	(51.9)	353.7	nm	23.9	nm

          At the beginning of June, GOL became an effective member of IATA (International Air Transport Association), the world’s largest aviation industry body, representing approximately 230 airlines and concentrating 93% of scheduled international air traffic.

          GOL ended the quarter with a leverage ratio (Adjusted Gross Debt / EBITDAR) of 5.5x, versus 6.6x in 2Q09 and 5.6x in 1Q10, consolidating its position as one the only airlines in the world to reduce its operating leverage and maintain a positive cash flow. GOL intends to reduce its leverage to less than 5.0x by the end of 2010.

GOL closed the quarter with leverage of  5.5x, versus 6.6x at the end of 2Q09 and was one of the only airlines in the world  to reduce its operating leverage and maintain positive cash flow in 2009 and 2010.

         Total cash closed the quarter at R$1,589.3mm, representing approximately 25% of net revenue in the last 12 months.This is the new minimum level for the cash/net revenue ratio, as per the Company’s strategic plan for the coming years.

The Company concluded a US$300 million senior notes issue whose proceeds will be used to prepay existing debt, completing one more step in its hedge strategy.

         On July 12, the Company issued US$300mm in senior notes maturing in 2020, with a yield of 9.5% and a 9.25% coupon, secured by GOL and its subsidiary VRG Linhas Aéreas S.A.. The proceeds will be used to repay debt maturing within the next three years. With the success of the operation, GOL will eliminate short-term liquidity risks and complete one more step in its hedge strategy.

         The second quarter was celebrated with the three awards won by the Company which recognize the Company's performance in 2009 and 2010:

▪  “IR Global Rankings2010”: in the 12th edition of this award, which identify and classify the best Investor Relations practices, GOL won in the “Best Corporate Governance Practices” and “Best IR Website”categories;and

▪  “IR Magazine Awards Brazil 2010”: GOL won the award on the “Most Progress in Investor Relations” category among those companies with the highest market capitalization in the country.

These achievements are a result of the Company’s commitment to the market and its mission of bringing people together with safety and intelligence.

Management Comments

GOL concluded several important steps in its growth plans in the second quarter of 2010.

On the operational front, the Company posted the best second-quarter traffic figures since it began operations in 2001, indicating the magnitude of potential demand in Brazil. It also recorded a considerable improvement in quality, which is absolutely essential if it is to fulfill its vision of being the best airline company to fly with, work for and invest in.

GOL also consolidated its fleet renovation program. This will certainly benefit costs as early as the second half of 2010, as it has reduced the number of grounded aircraft by 15 since the beginning of the year (return of 11 B737-300s and the reactivation of four B767s for charter activities.) With a young, standardized and last generation fleet, GOL will strengthen its low-cost DNA, resulting in a more robust and competitive structure.

GOL consolidated its fleet renovation plan, which will bring cost reduction benefits as of the second half of 2010.

Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Domestic Market	2Q10	2Q09	Var.%	1Q10	Var.%
ASK - GOL (billion)	9.8	8.3	17.8%	9.8	-0.3%
ASK - Industry (billion)	23.8	20.0	18.8%	23.8	0.2%
RPK - GOL (billion)	6.0	5.1	17.0%	7.0	-14.5%
RPK - Industry (billion)	15.0	12.5	20.1%	17.0	-11.7%
Load Factor - GOL (%)	61.4%	61.8%	-0.4 pp	71.6%	-10.2 pp
Load Factor - Industry (%)	63.2%	62.5%	+0.7 pp	71.6%	-8.5 pp

International Market	2Q10	2Q09	Var.%	1Q10	Var.%
ASK - GOL (billion)	1.3	1.3	-4.3%	1.4	-6.6%
ASK - Industry (billion)	7.6	7.5	0.8%	7.6	-0.5%
RPK - GOL (billion)	0.7	0.7	13.7%	1.0	-24.8%
RPK - Industry (billion)	5.6	4.9	14.1%	5.8	-3.1%
Load Factor - GOL (%)	59.1%	49.7%	+9.3 pp	73.4%	-14.3 pp
Load Factor - Industry (%)	74.1%	65.5%	+8.7 pp	76.2%	-2.1 pp

Yields

 GOL maintained its dynamic fare management and prioritized yields during the second quarter, which seasonally records the lowest passenger traffic figures of the entire year. As a result, the Company’s yields reached 20.87 cents (R$), 6.9% up on  the 19.53 cents (R$) recorded in 1Q10 and 3.0% down on the R$21.51 cents (R$) reported in 2Q09.

GOL prioritized the strengthening of yields in the second quarter – traditionally the period with the year’s lowest passenger traffic.

However, excluding non-recurring passenger revenue of R$42mm in 2Q09, 2Q10 yields grew by 0.6% year-over-year.

This improvement over the previous quarter was due to the following factors: (i) the greater concentration of flights during working hours, benefiting business trips; (ii) the reduction in the average stage length due to the smaller number of flights from the South and Southeast to the North and Northeast; (iii) the reduced share of international flights in passenger revenue, given that international yields are lower than those for domestic flights; and (iv) the positive results from the new Fare Categories in 1Q10.

The Company believes that estimated growth for 2H10 will take place against a background of stable yields in relation to 2Q10. In the year as a whole, yields should close at close to 2009 levels.

Domestic Market: Demand

In 2Q10, the industry’s demand (RPK) registered increase of 20.1% over 2Q09, driven by the continuous improvement in Brazil’s economic scenario, especially in May, which recorded the highest confidence indices in the country’s history (measured by the Consumer Confidence Index – ICC and the Current Situation Index – ISA). Compared to 1Q10, domestic demand fell by 11.7%.

GOL’s demand moved up by 17.0% over 2Q09, and declined by 14.5% in comparison with 1Q10. The year-over-year demand rise was fueled by the introduction of the new Fare Categories, which provided a wider array of benefits for the business segment, and increased frequencies on the Company’s route network, especially for business flights, privileging yields in a seasonally weak quarter, as mentioned above.

The demand decline in comparison with the previous three months, was due to seasonality, given that the first quarter is the second best of the year in terms of traffic volume (behind the fourth), thanks to the peak of the summer season in January, while the second quarter is a low season period with no vacations and few holidays.

Domestic Market: Supply and Load Factor

Overall domestic-market seat supply, measured by available seat kilometers (ASK) increased by 18.8% year-over-year and 0.2% over 1Q10, while the average load factor stood at 63.2%, 0.7p.p. more than the 62.5% recorded in 2Q09. The upturn in relation to both quarters reflected expectations of strong demand growth in 2H10.

GOL added fewer seats than the industry due to its responsible capacity management, recording a 17.8% capacity increase, mainly due to: (i) high aircraft productivity, which pushed up the average fleet utilization rate from 11.3 block hours/day in 1Q09 to more than 13 block hours/day in 2Q10; (ii) the 1.2% increase in the average stage length; and (iii) the change in the fleet mix due to the replacement of four 737-300s (with around 150 seats) with 737-800s (with approximately 185 seats). Jointly, these effects diluted unit costs in a low-season quarter, as well as helping prepare the Company’s route network to meet demand from leisure travelers in the second half, which is seasonally stronger than the first.

GOL added fewer seats than the industry due to its responsible capacity management.

As a result, GOL's domestic load factor totaled 61.4% in 2Q10, 0.4 p.p. below the 61.8% reported in 2Q09 and 0.3% down on 1Q10, accompanied by a 10.2 p.p. decline in the load factor from 71.6%.

International Market

On the international market, overall demand moved up by 14.1% between 2Q09 and 2Q10, chiefly thanks to the more favorable economic scenario and the 13.5% depreciation of the Dollar against the Real. Overall supply remained virtually flat, with a discreet 0.8% increase, and the overall load factor reached 74.1%, 8.7 p.p. up on 2Q09 and 2.1 p.p. lower than 1Q10 (also due to seasonality).

Demand on GOL’s route network in the international market climbed by 13.7% year-over-year, due to the same factors that affected the industry as a whole, in addition to buoyant demand from the Southern Cone region, which had been jeopardized by the H1N1 influenza outbreak in 2Q09, especially for flights to Argentina and Chile, and the expansion of the Company’s international network with the introduction of new routes between Brazil and the Caribbean (Aruba, Barbados, Curaçao, Panama, Punta Cana and Saint Maarten).

GOL maintained its disciplined capacity management strategy in the international market, recording a 4.3% year-over-year reduction in capacity due to the repositioning of the network (less frequent flights to Chile and Argentina, discontinuation of flights to Lima, Peru, and the creation of new routes to the Caribbean). The capacity of the industry as a whole edged up by 0.8%, mainly due to higher capacity on intercontinental routes.

As a result of this repositioning, plus the upturn in demand, GOL’s international load factor increased by  9.3 p.p., from 49.7% in 2Q09 to 59.1% in 2Q10. Compared to 1Q10, demand dropped by 24.8% and the load factor fell by 14.3 p.p. due to the lack of vacations and holidays in the second quarter, given that the Company’s international route network is mostly geared towards tourism.

GOL´s Operating Data	2Q10	2Q09	Var.%	1Q10	Var.%
Revenue Passengers (’000)	7,248	6,465	12.1%	8,005	-9.5%
Revenue Passengers Kilometers (RPK) (mm)	6,759	5,795	16.6%	8,027	-15.8%
Available Seat Kilometers (ASK) (mm)	11,054	9,635	14.7%	11,172	-1.1%
Load Factor	61.1%	60.1%	+1.0 pp	71.8%	-10.7 pp
Break-Even Load Factor (BELF)	58.9%	56.3%	+2.7 pp	63.9%	-5.0 pp
Average Aircraft Utilization (Block Hours/Day)	13.1	11.3	15.8%	13.0	1.3%
Average Fare (R$)	194.6	192.8	1.0%	195.9	-0.6%
Yield per Passenger Kilometer (R$ cents)	20.87	21.51	-3.0%	19.53	6.9%
Passenger Revenue per ASK (R$ cents)	12.76	12.94	-1.3%	14.03	-9.1%
Operating Revenue per ASK (RASK) (R$ cents)	14.39	14.47	-0.5%	15.48	-7.0%
Operating Cost per ASK (CASK) (R$ cents)	13.87	13.53	2.5%	13.77	0.8%
Operating Cost, excluding fuel, per ASK (R$ cents)	8.70	9.07	-4.1%	8.84	-1.5%
Departures	72,970	67,028	8.9%	72,531	0.6%
Average Stage Length (km)	902	891	1.2%	895	0.8%
Average Number of Operating Aircraft	109.8	108.2	1.5%	107.9	1.8%
Fuel consumption (mm litters)	351	308	14.0%	360	-2.4%
Full-time equivalent employees at period end	18,686	17,194	8.7%	18,235	2.5%
Average Exchange Rate (1)	1.79	2.07	-13.5%	1.80	-0.4%
End of period Exchange Rate (1)	1.80	1.95	-7.7%	1.78	1.2%
Inflation (IGP-M) (2)	2.8%	-0.3%	+3.2 pp	2.8%	+0.1 pp
Inflation (IPCA) (3)	3.1%	1.3%	+1.8 pp	2.1%	+1.0 pp
WTI (avg. per barrel. US$) (4)	77.88	59.69	30.5%	78.88	-1.3%
Gulf Coast Jet Fuel Cost (average per liter. US$)(4)	0.56	0.41	36.5%	0.54	3.3%

 Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

Net Revenue

Net revenue totaled R$1,590.9mm in 1Q10, 14.1% up on the R$1,394.0mm recorded in 2Q09, and 8.0% less than the R$1,729.8mm reported in 1Q10, as shown below:

Net Revenue Breakdown (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Net Revenue	1,590.9	1,394.0	14.1%	1,729.8	-8.0%
Passenger	1,410.7	1,246.5	13.2%	1,567.9	-10.0%
Ancillary	177.4	147.6	22.1%	161.9	11.3%

Second-quarter passenger revenue came to R$1,410.7mm, 13.2% more than the R$1,246.5mm recorded in the same period last year (or +17.1%, excluding non-recurring revenue of R$42mm in 2Q09). This improvement was chiefly due to Brazil’s healthy economic scenario,  which resulted in high consumer confidence indices, in turn encouraging demand growth, together with the expansion of the Company's competitive advantages, namely: (i) dynamic fare management, which strengthened quarterly yields; (ii) high operating quality indices (punctuality, regularity, client service and safety), particularly in May and June, when GOL recorded the highest punctuality levels in the industry; (iii) increased frequency between Brazil’s leading airports; and (iv) a focus on short-haul flights – around 95% of GOL's flights are for three hours or less, benefiting business travelers, which is normally the dominant segment in the second quarter.

Ancillary revenue(cargo, excess baggage, flight rebooking, part of SMILES revenue, etc.) grew by 20.1% year-over-year, accounting for 11.3% of net revenue, chiefly fueled by the 57.8%  increase in revenue from cargo services, due to a series of strategic initiatives designed to expand the number of cities covered and the launch of new products. Compared to

Ancillary revenue grew by 20.1% year-over-year, accounting for 11.3% of net revenue.

1Q10 (R$161.9mm), ancillary revenue increased by 11.3%, mainly due to: (i) the 56.5% upturn in cargo revenue, particularly express cargo services, which is highly correlated with the business segment in Brazil; and (ii) the growth in no-show, cancellation, rebooking and refund fees, which are directly related to the Fare Categories, implemented in the beginning of the year to charge these fares if the clients make changes in their purchase with more than 7 days notice.

Given the 14.7% capacity upturn over 2Q09, RASK (revenue per available seat kilometer) fell by 0.5%, from 14.47 cents (R$) to 14.39 cents (R$) (+2.6%, excluding non-recurring revenue of R$42mm in 2Q09). In comparison with the 15.48 cents (R$) recorded in 1Q10, RASK declined by 7.0%, since the 1.1% decline in capacity was partially offset by the 6.9% increase in yields.

Operating Costs and Expenses

Operating Costs and Expenses (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Aircraft Fuel	(571.7)	(429.8)	33.0%	(551.0)	3.8%
Salaries, Wages and Benefits	(311.6)	(276.7)	12.6%	(284.4)	9.5%
Aircraft Rent	(136.5)	(136.4)	0.1%	(149.8)	-8.9%
Aircraft Insurance	(11.3)	(13.0)	-13.4%	(13.3)	-15.0%
Sales and Marketing	(88.1)	(86.6)	1.8%	(82.1)	7.3%
Landing Fees	(77.2)	(79.8)	-3.2%	(78.1)	-1.2%
Aircraft and Traffic Servicing	(101.4)	(91.3)	11.0%	(99.1)	2.3%
Maintenance, Materials and Repairs	(97.4)	(75.8)	28.5%	(137.0)	-28.9%
Depreciation and Goodwill Amortization	(80.4)	(32.5)	147.6%	(63.8)	26.1%
Other Operating Expenses	(58.0)	(82.2)	-29.4%	(79.8)	-27.3%
Total Operating Expenses	(1,533.6)	(1,304.1)	17.6%	(1,538.4)	-0.3%
Total Op. Expenses Ex. Fuel Expenses	(961.9)	(874.3)	10.0%	(987.4)	-2.6%

Operating costs totaled R$1,533.6mm in the second quarter, 17.6% up on 2Q09, chiefly due to: (i) fuel expenses from the 30.5% increase in the WTI oil price; (ii) maintenance expenses from fleet renovation due to the return of five B737-300s and the reactivation of four B767s for long-haul charter operations and sub-leasings; (iii) higher advertising expenses from the Smiles mileage program; (iv) higher salaries, wages and benefits due to the increase in the workforce and the upturn in operational volume; (v) higher amortization and depreciation expenses, due to the change in accounting practices in 1Q10.

In comparison with 1Q10, there was a 0.3% reduction, mainly due to: (i) the smaller number of aircraft under operational leasing due to the return of B737-300s; (ii) the 0.4% depreciation of the Dollar against the Real; (iii) reduced expenses from engine maintenance thanks to the low-season downturn in activity; and (iv) the decline in the “Other expenses” line. These reductions were offset by (i) the increase in salaries, wages and benefits; (ii) the 9.5% growth in fuel expenses; and (iii) the 26.1% increase in depreciation and amortization expenses.

Excluding expenses of approximately R$37mm related to fleet renovation, involving  B737-300s  and B767s, total costs would come to R$1,497mm, 14.8 up on 2Q09 and 2.7% down on 1Q10.

Operating Costs and Expenses per ASK	2Q10	2Q09	Var.%	1Q10	Var.%
Aircraft Fuel	(5.17)	(4.46)	15.9%	(4.93)	4.9%
Salaries, Wages and Benefits	(2.82)	(2.87)	-1.9%	(2.55)	10.7%
Aircraft Rent	(1.24)	(1.42)	-12.7%	(1.34)	-7.9%
Aircraft Insurance	(0.10)	(0.14)	-24.5%	(0.12)	-14.1%
Sales and Marketing	(0.80)	(0.90)	-11.3%	(0.74)	8.4%
Landing Fees	(0.70)	(0.83)	-15.6%	(0.70)	-0.1%
Aircraft and Traffic Servicing	(0.92)	(0.95)	-3.2%	(0.89)	3.4%
Maintenance, Materials and Repairs	(0.88)	(0.79)	12.0%	(1.23)	-28.2%
Depreciation and Goodwill Amortization	(0.73)	(0.34)	115.8%	(0.57)	27.4%
Other Operating Expenses	(0.52)	(0.85)	-38.5%	(0.71)	-26.5%
Total Operating Expenses	(13.87)	(13.53)	2.5%	(13.77)	0.8%
Total Op. Expenses Ex. Fuel Expenses	(8.70)	(9.07)	-4.1%	(8.84)	-1.5%

* CASK = operating costs and expenses divided by ASK, expressed in cents(R$)

Operating costs per ASK (CASK) amounted to 13.87 cents (R$) in 2Q10, 2.5% up on the 13.53 cents (R$) recorded in 2Q09, chiefly due to the 15.9% growth in fuel CASK.

However, this upturn in terms of ASKs, was lower than the nominal one, thanks to a combination of: (i) the 14.7% increase in capacity;(ii) the 15.8% rise in aircraft utilization; and (iii) the 1.2% extension of the average stage length in order to prepare GOL’s route network for the high season in the second half. In comparison with 1Q10, CASK grew by 0.8%, due to the 1.1% decline in capacity.

CASK excluding fuel expenses (CASK ex-fuel) stood at 8.70 cents (R$), 4.1% down on the 9.07 cents (R$) recorded in 2Q09, due to the same factors mentioned above but partially offset by the the 14.7% increase in capacity which diluted fixed costs. The 1.5% decline over 1Q10 was due to greater aircraft utilization, offset by the 1.1% decrease in capacity. Excluding the effects of fleet renovation (B737-300s and B767s), CASK came to 8.37 cents (R$), 7.8% and 5.3% down, respectively, on 2Q09 and 1Q10, representing the lowest CASK ex-fuel ratio since the acquisition of VRG in 2Q07.

Aircraft fuel costs totaled R$571.7mm, 33.0% up on 2Q09, chiefly due to: (i) the 30.5% increase in the cost of WTI jet fuel, partially offset by the 13.5% depreciation of the Dollar against the Real; (ii) the 8.9% growth in the number of departures; and (iii) the 15.8% upturn in aircraft utilization, from 11.3 block hours/day in 2Q09 to 13.1 block hours/day.

CASK ex-fuel in 2Q10 was in line with the Company’s forecasts, despite being the least favorable quarter of the year.

CASK ex-fuel, excluding  non-recurring maintenance expenses in the quarter, totaled 8.37 cents (R$).

In comparison with the previous quarter, these costs increased by 3.8%, due to the 0.6% growth in the number of departures, the 1.3% rise in aircraft utilization and the 3.3% increase in the price per liter of jet fuel provided by Petrobras. In per-ASK terms, aircraft fuel costs climbed by 15.9% and 4.9%, respectively, over 2Q09 and 1Q10.

Salaries, wages and benefits increased by 12.6%, from R$276.7mm in 2Q09 to R$311.6mm in 2Q10, due to the 6% pay rise approved in December 2009 and the 8.7% expansion of the workforce, especially in the operational, airport and call center areas, in turn fueled by the need to keep pace with the growth in the Company's operations caused by the 12% increase in the number of passengers transported. In comparison to 1Q10, salaries, wages and benefits climbed by 9.5% due to the 2.5% increase in the workforce to keep up with higher demand in 1H10, as well as operational growth (the number of operational aircraft increased from 108 to 109 between the two quarters).

In addition, the Company constituted provisions in the amount of R$10.7 million for employee profit sharing based on the stock option plan. In accordance with IFRS rules, expenses is recognized in the year in which the options plan are granted, followed by a gradual reduction in provisions in the remaining years of the vesting period. In per-ASK terms, these expenses fell by 1.9% over 2Q09 and grew by 10.7% over 1Q10.

Aircraft leasing costs totaled R$136.5mm, virtually identical to the 2Q09 figure (R$136.4mm), given that part of 2Q09 leasing expenses had been renegotiated with lessors for subsequent periods (as disclosed in the 2Q09 release). In the year-over-year comparison, leasing expenses were offset by: (i) the average 13.5% depreciation of the Dollar against the Real between the two periods; (ii) the higher number of aircraft under financial leasing (35 in 2Q10 versus 26 in 2Q09); and (iii) the return of five B737-300s under operational leasing, which helped reduce expenses by approximately R$3.5mm in the quarter.

In comparison to 1Q10, leasing costs fell by 8.9%, chiefly due to the return of the above-mentioned B737-300s under operating leases and the 0.4% appreciation of the Real against the Dollar. In per-ASK terms, these costs declined by 12.7% over 2Q09 and 7.9% over 1Q10.

Aircraft insurance fell by 13.4%, from R$13.0mm in 2Q09, to R$11.3mm in 2Q10, due to the interim reduction in the fleet from 124 to 122 aircraft and the 13.5% appreciation of the Real against the Dollar, given that these contracts are executed in foreign currency.

In comparison to 1Q10, there was a reduction of 12.4%, chiefly due to the return of the B737-300s and the 0.4% appreciation of the Real against the Dollar. In per-ASK terms, these costs fell by 24.5% and 14.1%, respectively, over 2Q09 and 1Q10.

Sales and marketing expenses climbed by 1.8%, from R$86.6mm in 2Q09 to R$88.1mm in 2Q10, as a result of higher commissions paid to credit card administrators due to the increase in direct sales to the detriment of agency sales, partially offset by the elimination of ticket sale commissions for travel agents as of the beginning of February 2010.

Compared to 1Q10, these expenses moved up by 7.3% due to roughly R$13,5mm in advertising expenses resulting from the revitalization of the SMILES and an upturn of approximately R$1.5mm in cargo commission expenses as a result of the increase in the revenue base. In per-ASK terms, sales expenses fell by 11.3% over 2Q09 and climbed by 8.4% over 1Q10.

Landing fees totaled R$77.2mm in 2Q10, 3.2% down on the R$79.8mm recorded in 2Q09, due to fewer international departures and the 13.5% depreciation of the Dollar. Compared to 1Q10, these fees dipped by 1.2% for the same reasons, partially offset by the 1% increase in the number of domestic departures. In per-ASK terms, they fell by 15.6% over 2Q09 and 0.1% over 1Q10.

Aircraft and traffic servicing expenses totaled R$101.4mm in 2Q10, 11.0% up on 2Q09, due to the increase in operational services, generating higher collection, delivery and handling expenses as a result of 8.9% upturn in arrivals and departures.

In comparison to 1Q10, these expenses grew by 2.3% due to the termination of the SABRE system agreement (approximately R$3.0mm) and services expenses around R$2.0mm to adjust the Smiles database during migration from the IBM system to the Siebel (Oracle) system, scheduled for conclusion by the end of 2010, which will add more flexibility and value to the program. In per-ASK terms, aircraft and traffic servicing expenses fell by 3.2% over 2Q09 and rose by 3.4% over 1Q10.

Maintenance, materials and repairs came to R$97.4mm, 28.5% up on the R$75.8mm recorded in 2Q09, due to: (i) around R$9mm from the final stage of the fleet renovation and unification program, with the return of the five remaining B737-300s (out of a total of 11), which are grounded in the non-operational fleet in the final stages of devolution; and (ii) approximately R$28mm from the reactivation of four B767s during the quarter due to growing demand for long-haul charter flights.

In relation to 1Q10, maintenance costs declined by 28.9%, due to the low season and reduced expenses from engine maintenance. In per-ASK terms, these expenses climbed by 12.0% year-over-year and fell by 28.2% over 1Q10.

Depreciation and amortization expenses totaled R$80.4mm in 2Q10, a hefty 147.6% up on the R$32.5mm reported in 2Q09, due to: (i) the higher number of aircraft under financial leasing (35 in 2Q10, versus 26 in 2Q09); and (ii) the change in the Company’s estimate for the depreciation of maintenance costs for engines under financial leasing, which now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years (as discussed in the 1Q10 release.)

These expenses climbed by 26.1% over the R$63.8mm reported in 1Q10, due to the same factors. In per-ASK terms, they rose by 115.8% and 27.4%, respectively, over 2Q09 and 1Q10.

Other operating expenses (mainly comprising accommodation, crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) totaled R$58.0mm in 2Q10, 29.4% down on 2Q09, as a result of several factors, including: (i) more efficient controls over general and administrative expenses (telephone, water, gas and electricity), as well as losses of inventories, uniforms and other inputs in the operational bases, generating a reduction of around R$16mm; and (ii) gains of approximately R$10mm from the automation of the Company's internal systems (inventories, accounts, billing, legal affairs and accounts receivable, as discussed in the 4Q09 release), which led to tighter controls over provisions, a reduction in general and administrative expenses, and a more accurate classification of costs according to their nature, thereby decreasing the concentration of the “Other expenses” line; (iii) optimization of the Company’s route network; (iv) fewer flight cancellations; (v) lower Dollar expenditure on crew travel and accommodation due to the respective 6.5% and 4.2% reduction in the number of international arrivals (more expensive than domestic ones) compared to 2Q09 and 1Q10, respectively; and (vi) the greater volume of IT equipment under financial leasing, reducing expenses from equipment rentals.

In comparison to 1Q10, these expenses fell by 27.3% for the same reasons mentioned above, partially offset by the 0.6% increase in arrivals and departures. In per-ASK terms, they declined by 38.5% and 26.5%, respectively, over 2Q09 and 1Q10.

Operating Result*

Operating Results (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
EBIT	57.3	89.9	-36.3%	191.4	-70.1%
Margin	3.6%	6.5%	-2.9 pp	11.1%	-7.5 pp
per ASK	0.52	0.93	-44.5%	1.71	-69.8%
EBITDA	137.7	122.4	12.4%	255.2	-46.1%
Margin	8.7%	8.8%	-0.1 pp	14.8%	-6.1 pp
per ASK	1.25	1.27	-2.0%	2.28	-45.5%
EBITDAR	274.2	258.8	5.9%	405.0	-32.3%
Margin	17.2%	18.6%	-1.3 pp	23.4%	-6.2 pp
per ASK	2.48	2.69	-7.7%	3.63	-31.6%

The 2Q10 operating margin stood at 3.6%, 2.9 p.p. below the 6.5% recorded in 2Q09 and 7.5 p.p. lower than the 11.1% reported in 1Q10. The second quarter saw a concentration of expenses associated with fleet renovation and the result was in line Management’s expectations regarding compliance with the 2010 operating margin target.

Excluding fleet renewal expenses, 2Q10 operating income came to R$94 million, with a margin of 5.9%.

Excluding the expenses associated with fleet renovation (B737-300s and B767s), the quarter’s operating result came to R$94million, with a margin of 5.9%.

EBITDAR stood at R$274.2mm, with an EBITDAR margin of 17.2%, 1.3 p.p. below the 18.6% recorded in 2Q09 (on EBITDAR of R$258.8mm) and 6.2 p.p. lower than the 23.4% reported in 1Q10 (on EBITDAR of R$405.0mm).Excluding fleet renewal expenses, EBITDAR totaled R$311mm, with a margin of 19.5%.

** EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial amount of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

Hedge Result

The Company records derivative financial instruments in accordance with IAS 39 ― Financial Instruments: Recognition and Measurement.

Hedge Results (R$MM) 2Q10	WTI	Foreign Exchange	Interest Rate	Total
Effective	-	(1.3)	-	(1.3)
Sub-total Operating Result	-	(1.3)	-	(1.3)
Ineffective	(19.0)	(2.7)	(0.7)	(22.4)
Not designed to hedge	-	0.9	(4.2)	(3.3)
Sub-total Financial Result	(19.0)	(1.8)	(4.9)	(25.7)
Total	(19.0)	(3.1)	(4.9)	(27.0)
OCI (net of taxes)	0.2	(2.5)	(0.1)	(2.4)

*OCI (other comprehensive income) differs from net income and generally comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities classified as available for sale, and derivative operations classified as cash flow hedges or net foreign investment hedges.

In the second quarter of 2010, the Company recognized a net loss from hedge operations of R$27.0mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$27.9mm in the same period, given that the Company increased its purchase of oil options to hedge 30% of estimated 12-month consumption, versus the 20% decreed by the hedge policy through 1Q10.

Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI) derivative contracts, generated losses of R$19.0mm in the quarter.

Of this total, losses of R$1.2mm were considered ineffective (for hedge accounting purposes)  from contracts maturing in 2Q10 (accrual basis), and losses of R$17.8mm from contracts maturing in the future, but which were booked in advance under the financial result.

Foreign exchange: net loss of R$4.0mm, of which losses of R$1.3mm were considered effective and booked pro-rata in the operating expenses lines (leasing, fuel, insurance, etc), and losses of R$2.7mm were considered ineffective and recognized as financial expenses. The Company also reported a R$0.9mm gain booked under financial expenses referring to a Dollar x CDI swap contracted to protect a debt against the exchange variation. This was not designed for hedge accounting purposes.

Interest: net loss of R$4.9mm, of which losses of R$0.7mm were considered effective and booked under the financial result, and losses of R$4.2mm from non-hedge derivatives were booked as financial expenses.

Mark-to-Market Value by period	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	Total
Fuel
Notional Volume in Barrels ('000)	1,949	1,703	359	198	196	195	4,600
Notional Volume in Liters ('000)	309,852	270,743	57,074	31,478	31,160	31,001	731,308
Price per Barrel (US$) *	88.60	91.86	93.58	106.74	81.00	84.03	90.46
Mark-to-Market Value (R$MM) **	311.1	281.8	60.5	38.1	28.6	29.5	750
Foreign Exchange
Notional Value in US$ MM	193.5	16.0	-	-	-	-	209.5
Agreements Average Exchange Rate	1.889	1.975	-	-	-	-	1.8955
Total in R$MM	365.5	31.6	-	-	-	-	397.1

* Weighted average among derivative strikes. Average for cap prices only.

** On 06/30/2010, the exchange rate was R$1.8015 / US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company employs a financial risk policy committee, comprising certain members of the Board, an external consultant, and senior executives. The committee meets quarterly and sets 24-month targets on a rolling basis, in case pre-fixed triggers are reached,. The committee can also meet extraordinarily if any of its members calls a meeting. Management builds its hedge position based on these decisions.

The vast majority of the financial instruments used for hedging purposes consist of WTI or Dollar call options, WTI collars and swaps, foreign exchange and CDI swaps, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

Net Financial Result

The 2Q10 net financial result was an expense of R$113.3mm, versus revenue of R$369.9mm in 2Q09 and an expense of R$133.7mm in 1Q10.

Financial Result (R$MM)	2Q10	2Q09	% Chg.	1Q10	% Chg.
Interest Expenses	(81.3)	(57.7)	40.9%	(79.3)	2.5%
Finance Leases	(22.9)	(21.3)	7.3%	(22.9)	0.0%
Other Interest Expenses	(58.4)	(36.4)	60.6%	(56.4)	3.6%
Capitalized Interest	2.8	1.1	155.5%	2.6	10.1%
Exchange Variation	(29.9)	448.4	nm	(59.0)	-49.4%
Interest and Investment Income	25.7	3.9	552.6%	22.4	14.9%
Hedge Results	(25.7)	(13.3)	93.5%	(17.8)	44.8%
Other financial revenues (expenses)	(4.9)	(12.5)	-60.9%	(2.7)	82.8%
Net Financial Results	(113.2)	369.9	nm	(133.7)	-15.4%

Interest expenses totaled R$81.3mm, 40.9% up on 2Q09, chiefly due to: (i) quarterly interest expenses from debentures in 2Q10 (these debentures were issued in May 2009, so their resulting expenses impacted only one month of 2Q09); and (ii) the larger number of aircraft classified under financial leasing (35 in 2Q10, versus 26 in 2Q09); and (iii) financial discounts granted to travel agents for the pre-sale of business packages. In comparison to 1Q10, however, these expenses increased by 2.5%, chiefly due to the 1.2% appreciation of the Dollar (end of period), affecting interest on the foreign currency debt, which closed 2Q10 at R$2,635.3mm, and the approximate 1.5% upturn in the CDI interbank rate, to which the interest on the debentures is tied

The exchange variation generated an expense of R$29.9mm, mainly due to the impact of the 1.2% appreciation of the Dollar on the Company’s foreign-currency debt (80.6% of its total debt), versus revenue of R$448.4mm in 2Q09 due to the 15.7% appreciation of the Real against the Dollar and an increase in the Company’s foreign-currency loans (84.2% of the total debt). In 1Q10 there was a R$59mm expense due to the 2.3% depreciation of the Dollar

Interest and investment income was positive by R$25.7mm in 2Q10, more than 5.5 times more than the R$3.9mm recorded in 2Q09 and 14.9% up on the R$22.4mm reported in 1Q10, chiefly due to the increase in the Company’s total cash position, which is already equivalent to 24.7% of net revenue in the last twelve months (versus 24.0% in 1Q10 and 9.8% in 2Q09), and the financial gains from investing this cash

Other financial expenses totaled R$4.9mm, versus expenses of R$12.5mm in 2Q09 and R$2.7mm in 1Q10. In comparison with 1Q10, there was an increase of 82.8%, given that, in 2Q09, this line included financial revenue from the discount on the purchase of two reserve engines from CFM for approximately R$2.5mm.

Income Tax

Income tax (R$MM)	2Q10	2Q09	% Chg.	1Q10	% Chg.
Current Income Tax	11.9	2.5	376.6%	(32.4)	nm
Deferred Income Tax	(7.9)	(108.7)	-92.8%	(1.3)	496.0%
Income Tax	4.0	(106.2)	nm	(33,8)	nm

Total 2Q10 income tax was a benefit of R$4.0mm, versus an expense of R$106.2mm in 2Q09 and an expense of R$33.8mm in 1Q10. The positive variation in current income tax between 1Q10 and 2Q10 was basically due to taxable income calculated in accordance with Law no. 6,404/76, which was a loss of R$55.9mm in 2Q10, versus income of R$57.8mm in 1Q10. In comparison the previous year, although taxable income was positive in 2Q09, it was mainly offset by expenses from the exchange variation.

The variation in the deferred income tax line was caused by temporary differences. The bigger reversal between 2Q10 and 1Q10 was chiefly due to the variation in maintenance deposits and engine depreciation. 2Q09 was mainly impacted by the increase in aircraft financial leasing operations.

Net Result

GOL posted a 2Q10 net loss of R$51.9mm, versus net income of R$353.7mm in 2Q09 and R$23.9mm in 1Q10. The loss was mainly due to: (i) the fact that the second quarter is the weakest of the year for the aviation industry in terms of demand and revenue generation; (ii) non-recurring maintenance expenses associated with the fleet renovation program, with the return of the B737-300s and reactivation of the four B767s; and (iii) the 1.2% appreciation of the Dollar against the Real between 2Q10 and 1Q10, generating exchange losses on foreign currency liabilities.

Liquidity and Indebtedness

Total Liquidity (R$MM)	2Q10	2Q09	% Chg.	1Q10	% Chg.
In Reais	1,839.8	1,147.6	60.3%	1,814.1	1.4%
Total Cash	1,589.3	613.7	159.0%	1,496.1	6.2%
Short-term Receivables	250.5	533.9	-53.1%	318.0	-21.2%
Total Liquidity	1,839.8	1,147.6	60.3%	1,814.1	1.4%

Total cash closed the quarter at R$1,589.3mm (cash balance of R$1,518.0mm, plus R$31.9mm in immediate liquidity financial assets and R$39.5mm in restricted cash), 6.2% up on 1Q10 and 159.0% more than in 2Q09, equivalent to 24.7% of net revenue in the last 12 months and 2.7 times obligations due in the next 12 months.

As a result, GOL should achieved its target for 2010, which is to have a cash balance of approximately 25% of LTM net revenue, demonstrating its commitment to maintaining a strong balance sheet that gives it sufficient capacity to recover financially from any type of economic crisis, not to mention the foreign exchange, oil price and market volatility to which the aviation industry is subject, while at the same time supporting the Company’s growth strategy. Currently, GOL’s cash balance is on the same level as that of the world’s major players.

Short-term receivables include flight sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 2Q10, these receivables totaled R$250.5mm, 21.2% down on the R$318.0mm recorded in 1Q10, due to the reduction in sales volume (forward bookings effect) caused by the second quarter’s low seasonality, particularly in April and May, which is reflected in lower receivables, and increase in the volume of discounted trade notes.

Commitments (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Aircraft Financing	1,767.0	1,850.3	-56.3%	1,803.0	-20.6%
Finance Leases	1,661.0	1,360.6	22.1%	1,670.4	-0.6%
PDP Facility	106.0	489.7	-78.4%	132.6	-20.1%
Loans and Financings	1,480.9	1,325.0	11.8%	1,408.4	5.1%
Loans and Financings (ex-perpetual notes)	1,159.4	978.2	18.5%	1,090.9	6.3%
Perpetual Notes	321.5	346.8	-7.3%	317.5	1.3%
Interest	22.5	21.8	3.2%	24.7	-8.9%
Gross Debt	3,270.4	3,197.1	2.3%	3,236.1	1.1%
Operating Leases Payable* (off-balance)	2,588.9	2,973.7	-12.9%	2,585.4	0.1%
Total Commitments	5,859.3	6,170.8	-5.0%	5,821.5	0.6%

 * the sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.

On June 30, 2010, total loans and financings came to R$3,270.4mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 8.2 years and an average rate of 11.5% for local-currency debt and 6.3% for Dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$2,948.9mm, 1.0% up on 1Q10, due to: (i) the contracting of a R$101.5mm (US$53.3mm) Dollar-denominated working capital loan from Itaú BBA in order to reduce the funding cost of the Company’s debt used to settle the R$60mm working capital loan from Banco Pine, which was denominated in Reais; and (ii) the 1.2% appreciation of the Dollar against the Real between 1Q10 and 2Q10.

Total financial obligations, comprising the gross debt recorded in the balance sheet and projected operational leasing payments between 2010 and 2021 (based on June 30), came to R$5,859.3mm, 0.6% up on 1Q10 mainly as a result of the 1.2% period appreciation of the Dollar against the Real, and 5.0% down on 2Q09, chiefly due to the R$7.7% period appreciation of the Real against the Dollar.

Aircraft Financing (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Short-Term (in Foreign Currency)	252.6	613.1	-58.8%	278.4	-9.3%
PDP Facility	106.0	489.7	-78.4%	132.6	-20.1%
Finance Leases	146.6	123.4	18.8%	145.8	0.5%
Long-Term (in Foreign Currency)	1,514.5	1,237.2	22.4%	1,524.6	-0.7%
Finance Leases	1,514.5	1,237.2	22.4%	1,524.6	-0.7%
Total Aircraft Financing	1,767.1	1,850.3	-4.5%	1,803.0	-2.0%

Also on June 30, 2010, aircraft acquisition financing totaled R$1,767.1mm, mainly composed o:

▪  A credit line for the prepayment of aircraft acquisitions (PDP Facility II), whose outstanding balance closed 2Q09 at R$106.0mm and which will be used for the prepayment of four aircraft out of the seven due for delivery in 2010. These lines are already refinanced through a combination of lease-back operations and long-term bank loans with financial institutions, backed by the U.S. Ex-Im Bank

▪  Financial leasing operations, which totaled R$1,661.1mm, are financial expenses paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, also backed by the U.S. Ex-Im Bank. Compared to 1Q10, the number of aircraft classified as financial leasing remained the same and there was slight reduction of 0.5% due to period amortizations.

Financial Debt (R$MM)	2010	2011	2012	2013	2014	> 2014	Total
In Local Currency	303.7	130.3	118.5	115.0	50.9	10.8	729.3
Working Capital	226.5	-	-	-	-	-	226.5
BDMG I and II	3.2	3.2	4.6	6.0	4.1	10.8	31.9
BNDES	14.4	14.4	1.2	-	-	-	29.9
BNDES-Safra	13.4	19.3	19.3	15.5	-	-	67.4
Debentures	46.3	93.5	93.5	93.5	46.8	-	373.6
In Foreign Currency	18.0	15.0	15.0	7.5	-	374.6	430.1
IFC	15.0	15.0	15.0	7.5	-	-	52.5
FINIMP	2.9	-	-	-	-	-	2.9
Senior Notes	-	-	-	-	-	374.6	374.6
Total	321.6	145.4	133.6	122.5	50.9	385.4	1,159.4

On July 13, 2010, GOL announced the conclusion of a R$300mm senior note issue yielding 9.25% and maturing in 2020. The operation was exempt from registration under the 1933 U.S. Securities Act.

The notes will be guaranteed by VRG Linhas Aéreas S.A., and constitute senior obligations unsecured by GOL with the option of a make-whole premium. GOL intends to use most of the proceeds to repay existing debt maturing within the next three years.

Financial Ratios	2Q10	2Q09	Var.%	1Q10	Var.%
% of Gross Debt in Foreign Currency	80.6%	84.2%	-3.0pp	79.2%	-1.4pp
Cash / Net Revenue (LTM)	24.7%	9.8%	+14.9pp	24.0%	+0.7pp
Net Debt (R$MM)	1,681.1	2,583.6	-34.9%	1,740.0	-3.4%
Net Debt Excl. PDP and Perpetual Notes (R$MM)	1,253.6	1,746.9	-28.2%	1,289.9	-2.8%
Net Financial Commitments (R$MM)	4,270.0	5,557.2	-23.2%	4,325.4	-1.3%
Adjusted Gross Debt[2] (R$MM)	7,030.9	7,660.9	-8.2%	6,999.7	0.4%
Adjusted Net Debt (R$MM)	5,763.1	7,393.9	-22.1%	5,821.1	-1.0%
Adjusted Gross Debt2/ EBITDAR*	5.5	6.6	-16.7%	5.6	-1.8%
Adjusted Gross Debt2/ EBITDAR + Fin. Revenue.*	5.2	5.8	-10.3%	5.1	2.0%
Adjusted Net Debt3 / EBITDAR*	4.5	6.3	-28.6%	4.6	-2.2%
Adjusted Net Debt2 / EBITDAR + Fin. Revenue*	4.2	5.6	-25.0%	4.2	0.0%
Adj. Gross Debt2 / Adj. Capitalization (book value)	0.7	0.8	-12.5%	0.7	0.0%
Adj. Gross Debt[2] Adj. Capitalization (market) [3]	0.7	0.8	-12.5%	0.6	16.7%
EBITDA / Financial Expenses*	2.2	1.8	22.2%	2.3	-4.3%
Financial Commitments */EBITDAR*	3.4	4.8	-29.2%	3.5	-2.9%

1Financial commitments (gross debt + operational leasing contracts, in accordance with note 25 of the financial statements) less cash and cash equivalents and short-term financial investments; 2Gross debt + LTM operational leasing expenses x 7; 3Adjusted gross debt less cash and cash equivalents and short-term financial investments;

3Price of R$ 22.30 per share.

Loans and Financings (R$MM)	2Q10	2Q09	Var.%	1Q10	Var.%
Short-Term	596.8	871.4	-31.5%	563.5	5.9%
In Reais	209.6	223.7	-6.3%	212.0	-1.1%
Working Capital	125.0	50.0	150.0%	185.0	-32.4%
BNDES	14.4	14.2	1.2%	14.4	0.0%
BNDES-Safra	13.4	-	nm	6.3	110.4%
BDMG	3.2	2.8	15.5%	2.9	12.6%
Debentures	46.3	153.3	nm	-	nm
Interest	7.4	3.4	115.1%	3.4	115.0%
In Foreign Currency	387.2	647.8	-40.2%	351.5	10.2%
Working Capital	101.5	-	nm	-	nm
PDP Facility	106.0	489.7	-78.4%	132.6	-20.1%
IFC Loan	15.0	16.3	-7.7%	51.8	-71.0%
Finance Leases	2.9	-	nm	-	nm
Interest	146.6	123.4	18.8%	145.8	0.5%
PDP Facility	15.2	18.4	-17.4%	21.3	-28.7%
Long-Term	2,352.2	1,978.9	18.9%	2,355.1	-0.1%
In Reais	425.6	281.4	51.3%	460.7	-7.6%
BNDES	15.5	29.5	-47.4%	19.1	-18.8%
BNDES-Safra	54.1	-	nm	38.1	42.0%
BDMG	8.4	11.4	-26.4%	9.4	-10.2%
BDMG II	20.2	-	nm	19.8	2.0%
Debentures	327.3	240.4	36.1%	374.3	nm
In Foreign Currency	1,926.6	1,697.6	13.5%	1,894.4	1.7%
IFC Loan	37.5	56.9	-34.1%	-	nm
Finance Leases	1,514.5	1,237.2	22.4%	1,524.6	-0.7%
Senior Notes	374.6	403.4	-7.1%	369.8	1.3%
Gross Debt. ex-Perpetual Notes	2,948.9	2,850.4	3.5%	2,918.6	1.0%
Perpetual Notes	321.5	346.8	-7.3%	317.5	1.3%
Gross Debt	3,270.4	3,197.2	2.3%	3,236.1	1.1%

* Some calculations may not match due to rounding up or down.

Fleet and Fleet Plan

The Company is continuing with its plan to replace its Boeing 737-300 and 767-300/200 aircraft with 737-800NGs and 737-700NGs for operations on short and medium-haul domestic and international routes. The Company closed 2Q10 with an operational fleet of 122 aircraft, with an average age of 6.8 years. This quarter, GOL took delivery of two Boeing 737-800NG SFPs to replace one Boeing 737-300, one Boeing 737-700  and four Boeing 737-800s.

Operating Fleet	Seats (2)	2Q10	2Q09	Var.#	1Q10	Var.#
Regular Flights
B737-300	141	-	9	(9)	-	-
B737-700 NG	144	42	42	-	42	-
B737-800 NG	177	17	22	(5)	17	-
B737-800 NG SFP	187	52	37	15	49	3
Charters
B767-300 ER(1)	218	4	-	4	-	4
Sub Total(2)	18.145	115	110	5	108	7
Non-Operating Fleet	Seats (2)	2Q10	2Q09	Var. #	1Q10	Var. #
B737-300	141	5	6	(1)	6	(1)
B737-700 NG	144	-	-	-	1	(1)
B737-800 NG	177	-	2	(2)	4	(4)
B737-800 NG SFP	187	-	-	-	1	(1)
B767-300 ER(3)	218	2	6	(4)	6	(4)
Sub Total(4)	3.268	7	14	(7)	18	(11)
Total	21.413	122	124	(2)	126	(4)

(1) Total number of seats in 2Q10.

(2) One aircraft is subleased for 36 months and the other is flying charter flights.

(3) Of the six B737-300s excluded from the operational fleet but still part of the total fleet, one was returned to the lessor and five are grounded and in the final stages of devolution.

(4) Of the six B767-300/200s, one is sub-leased to an American airline and another is wet-leased to a Brazilian airline for flights between Brazil and Angola. The remain four B767-300/200 aircrafts were reinstated in the operating fleet for the increase of the demand of long-haul charter flights.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 122 aircraft, 87 were under operational leases and 35 under financial leases. GOL also has purchase options on 29 aircraft when their leasing contracts terminate.

Operating Fleet Plan	2010	2011	2012	2013	2014
B737-700 NG	40	40	40	40	40
B737-800 NG*	71	75	79	81	85
Total	111	115	119	121	125

* includes SFP (Short Field Performance) aircraft

Aircraft Payments Forecast (R$MM)	2010	2011	2012	2013	2014	>2014	Total
Pre-Delivery Deposits	113.2	207.2	420.2	444.3	230.2	162.3	1,530.3
Aircraft Acquisition Commitments*	658.4	1,000.4	431.8	2,351.9	3,468.5	2,989.0	10,696.6
Total	771.6	1,207.5	852.0	2,796.2	3,698.6	3,151.3	12,226.8

* List prices

Ownership Breakdown

	ON	%	PN	%	Total	%
Fundo de Investimento em Participações Volluto	137,032,718	100.0	36,795,679	27.6	173,828,397	64.3
Board	16	-	1,891,707	1.4	1,891,723	0.7
Treasury shares	-	-	454,425	0.3	454,425	0.2
Alliance Bernstein L.P.	-	-	8,748,869	6.6	8,748,869	3.2
Free-Float	-	-	85,307,792	64.0	85,307,792	31.6
Total	137,032,734	100.0	133,198,472	100.0	270,231,206	100.0

Summary: 2010 Guidance

GOL is maintaining its guidance for 2010. Additionally, following the conclusion of its operational fleet renovation process it estimates an increase in its operating margins to more than 13% in 2011 and 2012, based on expectations that both the Brazilian economy and air traffic in its operational area will continue to grow. The table below presents our revised macroeconomic assumptions in regard to the outlook for the Brazilian economy and domestic demand in 2010.

2010 Guidance	Low (last one)	High (last one)	Low (reviewed)	High (reviewed)
Brazilian GDP Growth	5.0%	6.0%	6.0%	7.0%
Domestic Demand Growth (%RPKs)	12.5%	18.0%	14.0%	21.0%
Supply and Demand Growth in relation to GDP	2.5x	3.0x	2.5x	3.0x
Passengers Transported (MM)	31.5	36.5	31.5	36.5
GOL Capacity (ASKs billion)	45.0	47.2	45.0	47.2
Fleet (end of period)	111	111	111	111
Yield (R$ cents)	19.50	21.00	19.50	21.00
GOL Demand (RPKs billion)	31.5	33.0	31.5	33.0
Departures (000)	290	300	290	300
CASK Ex-fuel (R$ cents)	8.9	8.5	8.9	8.5
Fuel Liters Consumed (billion)	1.45	1.47	1.45	1.47
Fuel Price (R$/liter)	1.70	1.58	1.70	1.58
Average WTI (US$/barrel)	82	77	82	77
Average Exchange Rate (R$/US$)	1.85	1.72	1.85	1.72
Operating Margin (EBIT)	10%	13%	10%	13%

Contact

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira – CFO and IR Director
Rodrigo Alves – Head of IR
Raquel Kim –Investor Relations
Mario Liao – Investor Relations
Tel.: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

Balance Sheet (R$`000) IFRS	2Q10	1Q10
Assets	8,601,342	8,566,906
Current Assets	2,258,750	2,213,012
Cash and cash equivalents	1,517,990	1,439,077
Financial assets	31,879	37,802
Restricted cash	39,467	19,211
Trade and other receivables	250,460	317,979
Inventories of parts and suplies	166,672	153,516
Recoverable income taxes	101,699	85,239
Deposits	1,937	7,307
Prepaid expenses	109,098	114,296
Other current assets	39,549	38,585
Non-Current Assets	4,567,622	4,556,356
Property, plant and equipment, net	3,307,274	3,325,821
Intangible Assets	1,260,348	1,230,535
Other Non-Current Assets	1,774,970	1,797,538
Prepaid expenses	58,887	61,230
Deposits	821,939	836,647
Deferred income taxes	852,446	852,717
Restricted cash	33,082	32,515
Other non-current assets	8,616	14,429
Liabilities and Shareholders` Equity	8,601,342	8,566,906
Current Liabilities	2,123,207	2,140,136
Short-term borrowings	596,695	563,502
Accounts payable	465,661	335,781
Salaries, wages and benefits	205,465	241,506
Tax obligations	43,239	40,587
Sales tax and landing fees	71,203	73,034
Advance ticket sales	429,837	383,936
Provisions	28,039	41,632
Mileage program	71,621	78,045
Customers advance	116,103	101,967
Dividends payable	576	186,416
Other current liabilities	94,704	93,730
Non-Current Liabilities	3,764,215	3,788,808
Long-term debt	2,673,656	2,672,585
Mileage program	208,895	227,631
Advance for customers	46,859	52,610
Deferred income taxes	561,129	555,593
Provision	66,316	83,954
Tax obligations	95,933	83,649
Other non-current liabilities	111,427	112,786
Shareholder's Equity	2,713,920	2,637,962
Issued share capital	2,181,801	2,062,735
Capital reserves	60,263	60,263
Treasury shares	(11,887)	(11,887)
Other Reserves	32,180	788
Retained earnings	451,551	526,063

Income Statements (R$’000) IFRS	2Q10	2Q09	% Var.	1Q10	% Var.	2009	2008	% Var.
Net operating revenues	1,590,854	1,394,040	14.1%	1,729,817	-8.0%	6,025,382	6,406,193	-5.9%
Passenger	1,410,679	1,246,451	13.2%	1,567,882	-10.0%	5,306,530	5,890,104	-9.9%
Cargo and Other	180,175	147,589	22.1%	161,935	11.3%	718,852	516,089	39.3%
Operating Costs and Expenses	(1,533,584)	(1,304,091)	17.6%	(1,538,397)	-0.3%	(5,612,090)	(6,494,841)	-13.6%
Salaries, wages and benefits	(311,568)	(276,720)	12.6%	(284,440)	9.5%	(1,100,953)	(983,783)	11.9%
Aircraft fuel	(571,697)	(429,796)	33.0%	(550,987)	3.8%	(1,813,104)	(2,630,834)	-31.1%
Aircraft rent	(136,541)	(136,409)	0.1%	(149,814)	-8.9%	(650,683)	(645,089)	0.9%
Aircraft insurance	(11,284)	(13,030)	-13.4%	(13,278)	-15.0%	(56,324)	(42,813)	31.6%
Sales and marketing	(88,115)	(86,571)	1.8%	(82,146)	7.3%	(364,551)	(588,735)	-38.1%
Landing fees	(77,191)	(79,752)	-3.2%	(78,106)	-1.2%	(312,637)	(338,370)	-7.6%
Aircraft and traffic servicing	(101,424)	(91,347)	11.0%	(99,102)	2.3%	(381,721)	(422,177)	-9.6%
Maintenance materials and repairs	(97,371)	(75,801)	28.5%	(136,997)	-28.9%	(417,212)	(388,030)	7.5%
Depreciation	(80,370)	(32,465)	147.6%	(63,760)	26.1%	(142,853)	(125,127)	14.2%
Other	(58,022)	(82,200)	-29.4%	(79,767)	-27.3%	(372,052)	(329,883)	12.8%
Operating Result (EBIT)	57,270	89,949	-36.3%	191,420	-70.1%	413,292	(88,648)	-566.2%
EBIT Margin	3.6%	6.5%	-2.9pp	11.1%	-7.5pp	6.9%	-1.4%	+8.2pp
Other Income (expense)	(113,204)	369,936	-130.6%	(133,740)	-15.4%	342,844	(1,106,394)	-131.0%
Interest expense	(81,282)	(57,694)	40.9%	(79,279)	2.5%	(288,112)	(269,278)	7.0%
Capitalized Interest	2,839	1,111	155.5%	2,577	10.1%	6,860	27,179	-74.8%
Exchange variation gain (loss)	(29,865)	448,395	-106.7%	(58,992)	-49.4%	710,725	(757,526)	-193.8%
Interest Revenue	30,508	62,016	-50.8%	25,805	18.2%	35,938	50,797	7.1%
Other expenses, net	(35,404)	(83,892)	-57.8%	(23,851)	48.4%	(122,567)	(157,566)	-10.5%
Income (loss) before income taxes	(55,934)	459,885	-112.2%	57,680	-197.0%	756,136	(1,195,042)	-163.3%
Income taxes (expense) benefit	4,027	(106,196)	-103.8%	(33,758)	-111.9%	134,696	(44,305)	-404.0%
Net income (loss)	(51,907)	353,689	-114.7%	23,922	-317.0%	890,832	(1,239,347)	-171.9%
Net Margin	-3.3%	25.4%	-28.6pp	1.4%	-4.6pp	14.8%	-19.3%	+34.1pp
EBITDA	137,640	122,414	12.4%	255,180	-46.1%	556,145	36,479	1.424.6%
EBITDA Margin	8.7%	8.8%	-0.1pp	14.8%	-6.1pp	9.2%	0.6%	+8.7pp
EBITDAR	274,181	258,823	5.9%	404,994	-32.3%	1,206,828	681,568	77.1%
EBITDAR Margin	17.2%	18.6%	-1.3pp	23.4%	-6.2pp	20.0%	10.6%	+9.4pp

Cash Flow Statements (R$`000) IFRS	2Q10	2Q09
Cash flows from operating activities
Net income (Loss) for the period	(51,907)	353,689
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	80,370	32,465
Allowance for doubtful accounts	1,782	5,384
Provision for judicial lawsuits	(18,545)	(14,694)
Onerous contracts	4,044	8,250
Deferred income taxes	7,855	108,689
Share-based payments	10,756	1,052
Net foreign exchange fluctuations	(5,732)	(456,435)
Interest on loans	71,724	38,955
Financial instruments results, net	25,733	23,019
Mileage program	(25,159)	100,815
Return of aircraft provision	7,194	(45,404)
Changes in operating assets and liabilities:
Trade and other receivables	65,736	(212,671)
Changes in inventories	(13,156)	(49,348)
Deposits	20,078	(163,642)
Other assets	(372)	6,338
Prepaid expenses, recoverable taxes and other credits	7,169	4,055
Suppliers	129,880	87,834
Advance ticket sales	45,901	64,376
Advances from customers	8,385	-
Salaries, wages and benefits	(36,041)	(57,453)
Tax obligations	(35,640)	5,374
Insurance provision	(17,287)	(11,095)
Sales tax and landing fees	(1,831)	1,700
Other liabilities	(18,883)	81,908
Cash provided by (used in) operating activities	262,054	(86,839)
Interest paid	(40,636)	(21,831)
Income tax paid	32,440	-
Net cash provided by (used in) operating activities	253,858	(108,670)

Cash flows from investing activities
Short term investments	12,472	(201,877)
Investments in restricted cash, net	(20,823)	248
Payment for property, plant and equipment	(75,227)	(86,757)
Payment for intangible assets	(39,604)	(3,291)
Net cash used in investing activities	(123,182)	(291,677)

Cash flows from financing activities
Loans and Financings
Raises	111,384	435,261
Payments	(95,044)	(55,966)
Financial leases payment	-	(55,689)
Payed Dividends	(185,839)	-
Capital increase	119,066	103,447
Net cash provided by (used in) financing activities	(50,433)	427,053

Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,330)	(9,084)

Net increase in cash and cash equivalents	78,913	17,622

Cash and cash equivalents at the beginning of the period	1,439,077	166,122
Cash and cash equivalents at the end of the period	1,517,990	183,744

Glossary of Industry Terms

Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

Lessor: the party renting a property or other asset to another party, the lessee.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

Revenue passenger kilometers (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long term, enabling one to make use of the resource without owning it.

Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.